SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  ___________

                                  FORM 8-A/A
                             Amendment to Form 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              ACC CORP.

      (Exact name of registrant as specified in its charter)

      DELAWARE                                  16-1175232

(State of incorporation or organization)       (IRS Employer
                                               Identification No.)

      400 WEST AVENUE, ROCHESTER, NEW YORK             14611
(Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

      If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

      If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

CLASS  A  COMMON  STOCK,  PAR  VALUE  $.015 PER SHARE (REDESIGNATION OF COMMON
STOCK)
                        (Title of Class)

Item 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED.

      The purpose of this filing is to amend the Form 8-A previously filed by this Registrant (the "Company") with respect to its Common Stock, par value $.015 per share, to reflect the recent redesignation of such Common Stock as Class A Common Stock, par value $.015 per share. This change was approved by the Company's shareholders at their 1995 Annual Meeting, which was held on July 19, 1995. This redesignation was part of Proposal 4 in the Company's 1995 Proxy Statement, which Proposal was approved in its entirety. Proposal 4 provided that, if approved, the Company's Certificate of Incorporation would be amended to authorize the issuance of 2,000,000 shares of Preferred Stock, par value $1.00 per share, and of 25,000,000 shares of Class B non-voting Common Stock, par value $.015 per share, and to redesignate the previously-authorized 50,000,000 shares of Common Stock, par value $.015 per share, as 50,000,000 shares of Class A Common Stock, par value $.015 per share.

      As disclosed in a Form 8-K filed by the Company on June 22, 1995, on May 22, 1995, an investment group composed of Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., and Chisholm Partners II, L.P. (collectively the "Fleet Investors") completed a $10,000,000 investment in the Company by purchasing $10,000,000 in principal amount of the Company's 12% subordinated convertible notes (the "Notes") and certain warrants to acquire shares of the Company's Common Stock.

      Following the Company's 1995 Annual Meeting, pursuant to the terms of the Note and Warrant Purchase Agreement under which the Notes were purchased, the Notes were automatically converted into 10,000 shares of Series A Preferred Stock, par value $1.00 per share, effective August 31, 1995, the date on which the Company filed with the Delaware Secretary of State a Certificate of Designations authorizing the issuance of this series of Preferred Stock. This Series A Preferred Stock has the following rights and preferences:

            (1)   a liquidation value of $1,000 per share;

            (2) convertible into shares of Class A Common Stock at an initial conversion price of $16.00 per share, subject to certain antidilution adjustments;

            (3) dividends payable at the rate of 12% per annum, cumulative and compounded quarterly and extinguished upon conversion into shares of Class A Common Stock;

            (4) senior to all other classes and series of Preferred Stock and Common Stock as to the payment of dividends and redemptions, and upon liquidation at liquidation value, senior to all other classes of the Company's capital stock;

            (5) subject to mandatory redemption on the seventh anniversary of the closing of the transaction at the greater of liquidation value (plus all accrued but unpaid dividends) or the then-fair market value of the underlying Class A Common Stock into which the Series A Preferred Stock is convertible, and subject to redemption at the greater of such amounts at the request of the holders of the Series A Preferred Stock in the event of a change in control of the Company;

            (6) mandatory conversion of the Series A Preferred Stock into shares of Class A Common Stock upon the occurrence of certain events;

            (7) the Series A Preferred Stock will vote on an as-converted basis with the shares of Class A Common Stock outstanding on all matters to be voted on by the Company's shareholders, including the election of Directors, and the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect one Director so long as more than 33% of the Series A Preferred shares issued in this transaction remain issued and outstanding;

            (8) so long as any shares of the Series A Preferred Stock remain outstanding, the Company will not be able to take any of the following actions without obtaining the prior written consent of the holders of a majority of the Series A Preferred Stock: (a) declare dividends on any class of capital stock other than the Series A Preferred Stock; (b) redeem any capital stock other than Series A Preferred Stock; (c) make any amendment to the Company's Certificate of Incorporation or Bylaws that would include or make any changes to any anti-takeover provisions in the Company's Certificate of Incorporation or Bylaws; (d) make any amendment to the Company's Certificate of Incorporation or Bylaws that would have an adverse effect on or impair the rights or relative priority of the Series A Preferred Stock; (e) make any changes in the nature of the Company's business beyond the telecommunications field; or (f) engage in any transactions with affiliates (other than subsidiaries) (except for compensation and benefit matters approved by the Executive Compensation Committee of the Company's Board or other transactions approved by an independent committee of the Board); and

            (9) preemptive rights to purchase, on an as-converted basis, a pro-rata portion of any issuance by the Company of any Class A Common Stock or securities containing options or rights to acquire shares of Class A Common Stock, except for issuances of Class A Common Stock in connection with any of the following matters, in which events such preemptive rights would not apply: (a) option exercises under any stock option plans of the Company; (b) conversion of the Notes or the Series A Preferred Stock into shares of Class A Common Stock; (c) exercise of the warrants issued in this transaction; (d) an acquisition of another business or company; (e) a public offering of securities registered under the Securities Act of 1933; (f) the provision or extension of senior debt financing to the Company; or (g) strategic investments by other entities in the telecommunications field.

      Therefore, subject to all of the preferences and rights of both the Preferred Stock or any series thereof and of the Class B non-voting Common Stock at any time outstanding, all of which may be fixed by resolution of the Company's Board of Directors: (1) dividends can continue to be paid on the Class A Common Stock as and when declared by the Company's Board of Directors out of funds legally available for the payment of such dividends; and (2) each share of Class A Common Stock continues to have one vote on all matters with respect to which such stock is entitled to vote. Subject to the foregoing, the vote of the holders of a majority of the shares of Class A Common Stock represented at a meeting at which a quorum is present will be the act of the shareholders' meeting unless the vote of a greater number is required by law and except that the vote of a plurality of the shares of Class A Common Stock represented at a meeting at which a quorum is present is sufficient to elect members of the Board of Directors (other than the representative of the Series A Preferred shareholders). Cumulative voting in the election of Directors is not permitted. Holders of the Company's Class A Common Stock have no preemptive rights, nor are there any redemption rights provisions with respect to the Company's Class A Common Stock. Subject to all of the preferences and rights of both the Preferred Stock or any series thereof and of the Class B non-voting Common Stock at any time outstanding, all of which may be fixed by resolution of the Company's Board of Directors, holders of the Company's Class A Common Stock shall be entitled to participate pro rata in any distribution of the Company's assets upon liquidation.


Item 2. EXHIBITS.

      The following exhibits are filed herewith:

      1)    Proposal  4 to the Company's Proxy Statement for  its  1995  Annual
Meeting.

      2)    The Company's First Restated Certificate of Incorporation.

      3) The Certificate of Designations filed with the Delaware Secretary of State with respect to the issuance of 10,000 shares of Series A Preferred Stock, par value $1.00 per share.


                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  November 13, 1995                 ACC CORP.


                                          By: /S/ JOHN J. ZIMMER

                                          Title: Vice President--Finance

                                 EXHIBIT LIST

Exhibit
NUMBER          DESCRIPTION                                     LOCATION
1           Proposal 4 of Proxy Statement for ACC Corp.'s       Incorporated by
            1995 Annual Meeting                                 Reference to
                                                                the Company's
                                                                definitive
                                                                Proxy Statement
                                                                filed in
                                                                connection with
                                                                its 1995 Annual
                                                                Meeting.

2           ACC Corp.'s First Restated Certificate of           Filed herewith.
            Incorporation

3           ACC Corp.'s Certificate of Designations filed       Filed herewith.
            with respect to the issuance of 10,000 shares of Series A Preferred Stock, par value $1.00 per share.